MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

RONALD C. CHEN

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

RANDALL W. JACKSON

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

ALISON Z. PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. AHO

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

STEVEN R. GREEN

MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

DAVID M. ADLERSTEIN

ANDREW R. BROWNSTEIN

WAYNE M. CARLIN

BEN M. GERMANA

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

JOSEPH D. LARSON

RICHARD G. MASON

PHILIP MINDLIN

THEODORE N. MIRVIS

DAVID S. NEILL

TREVOR S. NORWITZ

ERIC S. ROBINSON ERIC M. ROSOF JOHN F. SAVARESE MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
SUMITA AHUJA HEATHER D. CASTEEL FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA LEDINA GOCAJ ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT DONGHWA KIM MARK A. KOENIG J. AUSTIN LYONS ALEXANDER S. MACKLER ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER

May 2, 2025

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Blake Grady

Re:	PENN Entertainment, Inc. DEF 14A filed April 28, 2025 File No. 000-24206

Dear Mr. Grady:

On behalf of our client, PENN Entertainment, Inc. (“PENN” or the “Company”), we are providing PENN’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions, of the U.S. Securities and Exchange Commission (the “SEC”), set forth in its letter, dated May 1, 2025, with respect to the above-referenced Definitive Proxy Statement on Schedule 14A (the “PENN Proxy Statement”).

U.S. Securities and Exchange Commission

May 2, 2025

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by PENN’s response.

1.

We note that your proxy statement was filed under EDGAR tag “DEF 14A,” as opposed to EDGAR tag “PREC14A,” the latter of which is used for contested solicitations. Please provide a detailed legal analysis supporting your determination that your solicitation does not constitute a contested solicitation.

Response:

Summary

We respectfully submit to the Staff that PENN’s solicitation of proxies in connection with its 2025 annual meeting of shareholders (the “2025 Annual Meeting”) does not constitute a contested solicitation because, as described in greater detail below, (i) PENN’s Board of Directors (the “Board”), pursuant to its clear authority under Pennsylvania corporate law and PENN’s organizational documents, has determined that there will only be two director seats available for election at the 2025 Annual Meeting, (ii) both PENN and HG Vora (as defined below), as set forth in their respective recent public filings, intend to solicit proxies in favor of the same two candidates—Johnny Hartnett and Carlos Ruisanchez—for election to those two available seats and (iii) HG Vora has publicly stated that it does not make any recommendation with respect to any other proposal included in the PENN Proxy Statement.

Factual Background

The Board is a classified board which, prior to April 25, 2025, had nine directors consisting of three directors in each of Class I, Class II and Class III serving three year terms. The three directors in Class II—Ronald J. Naples, Barbara Shattuck Kohn and Saul Reibstein—had terms of office expiring at the 2025 Annual Meeting.

On April 25, 2025, Mr. Naples resigned from the Board effective immediately. In connection with Mr. Naples’ resignation, acting pursuant to its authority under Section 4.03(a) of the Fifth Amended and Restated Bylaws of PENN (the “PENN Bylaws”) and Section 1723(a) of the Pennsylvania Business Corporation Law, the Board decreased the size of the Board from nine to eight members and decreased the number of Class II directors from three to two. Also on April 25, 2025, Ms. Kohn and Mr. Reibstein notified the Board of their respective decisions not to stand for reelection to the Board at the 2025 Annual Meeting, resulting in two (and only two) Class II Board seats becoming available for other candidates to be nominated and elected thereto.

U.S. Securities and Exchange Commission

May 2, 2025

On the morning of April 28, 2025, PENN filed the PENN Proxy Statement setting forth, among other things, the Board’s unanimous nomination and recommendation that PENN shareholders vote in favor of Messrs. Hartnett and Ruisanchez for the two director seats available for election at the 2025 Annual Meeting.

Later on April 28, 2025, HG Vora Capital Management, LLC (“HG Vora Capital”), HG Vora Special Opportunities Master Fund, Ltd. (“Master Fund”), Downriver Series LP – Segregated Portfolio C (“Downriver”) and Parag Vora (collectively with HG Vora Capital, Master Fund and Downriver, “HG Vora”) filed a preliminary proxy statement (the “HG Vora Proxy Statement”). The HG Vora Proxy Statement stated that “If there are two Class II director seats up for election, then the enclosed GOLD universal proxy card will only be voted in accordance with your instructions with respect to Messrs. Hartnett and Ruisanchez and will not be voted with respect to William Clifford. If there are three Class II director seats up for election, the enclosed GOLD universal proxy card will be voted in accordance with your instruction with respect to Messrs. Hartnett, Ruisanchez and Clifford.”1 The HG Vora Proxy Statement also provided that HG Vora makes no recommendation with respect to any other proposal included in the PENN Proxy Statement.2

Under Pennsylvania Law, the Size of PENN’s Board Is Set Solely by PENN’s Board

PENN is a Pennsylvania corporation. The Pennsylvania Business Corporation Law provides that “The number of directors shall be fixed by, or in the manner provided in, the bylaws. If not so fixed, the number of directors shall be the same as that stated in the articles or three if no number is so stated.”3 The Second Amended and Restated Articles of Incorporation of PENN (the “PENN Articles”) provide that “the number of Directors of the Corporation shall be fixed from time to time by or pursuant to the Bylaws of the Corporation”4 and the PENN Bylaws provide that “the number of directors of the Corporation constituting the whole board and the number of directors constituting each class of directors as provided by Section 4.03(d) [Classified Board of Directors] shall be fixed (and may be changed from time to time) solely by resolution of the board of directors” (emphasis added).5 Pursuant to the Board’s actions on April 25, 2025, the Board is comprised of eight members and there are two Class II director seats up for election at the 2025 Annual Meeting.

1 See page 21 of the HG Vora Proxy Statement.

2 See page 24 of the HG Vora Proxy Statement.

3 15 PA Cons Stat § 1723(a) (2024).

4 Article Ninth, Section 6(a) of the PENN Articles. The PENN Articles were filed as Exhibit 99.1 to the Current Report on Form 8-K filed by PENN on June 21, 2021.

5 Section 4.03(a) of the PENN Bylaws. The Penn Bylaws were filed as Exhibit 3.1 to the Current Report on Form 8-K filed by PENN on November 12, 2024.

U.S. Securities and Exchange Commission

May 2, 2025

PENN Is Not Required to File a Preliminary Proxy Statement Unless There Is a “Solicitation in Opposition”

Rule 14a-6(a)6 of the Securities and Exchange Act of 1934 (the “Exchange Act”) provides that a registrant shall not file a preliminary proxy statement with the SEC if the solicitation relates to an annual meeting and only to, among other things, the election of directors, the election, approval or ratification of accountant(s), a security holder proposal included pursuant to Rule 14a-8 of the Exchange Act, the approval or ratification of a plan as defined in paragraph (a)(6)(ii) of Item 402 of Regulation S-K of the Exchange Act and/or a shareholder advisory vote on executive compensation.7 The PENN Proxy Statement satisfied such requirements.8

Rule 14a-6(a) further provides that this exclusion from filing a preliminary proxy statement “does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy material.”9 Note 3 to Rule 14a-6(a) clarifies that for these purposes a “solicitation in opposition” includes: “(a) Any solicitation opposing a proposal supported by the registrant; (b) any solicitation supporting a proposal that the registrant does not expressly support, other than a security holder proposal included in the registrant’s proxy material pursuant to § 240.14a-8; and (c) any solicitation subject to § 240.14a-19.”10

The HG Vora Proxy Statement provides no recommendation with respect to any proposal other than the election of the Class II directors; accordingly, clauses (a) and (b) of Note 3 to Rule 14a(6)(a) are not applicable to the PENN Proxy Statement. With respect to clause (c) (relating to solicitations subject to Rule 14a-19 of the Exchange Act11), we note that both PENN and HG Vora are soliciting proxies in support of the same two individuals for the only two Class II director seats up for election at the 2025 Annual Meeting—Johnny Hartnett and Carlos Ruisanchez, and neither PENN nor HG Vora is soliciting proxies in opposition to any other candidate or proposal set forth in either the PENN Proxy Statement or the HG Vora Proxy Statement.

The HG Vora Proxy Statement purports to additionally solicit votes in favor of Mr. Clifford, but only if there are three Class II director seats up for election: HG Vora states clearly that the gold proxy card will not be voted with respect to the Mr. Clifford if (as the Board has determined is the case) there are only two Class II director seats up for election. Therefore, PENN has determined that Rule 14a-19 no longer applies to its solicitation, and there is no “solicitation in opposition” to PENN’s proposal to elect Messrs. Hartnett and Ruisanchez or any other proposal set forth in the PENN Proxy Statement.

6 17 CFR § 240.14a-6(a).

7 17 CFR § 240.14a-6(a).

8 The PENN Proxy Statement has five proposals: (i) the election of the two Class II directors; (ii) the ratification of appointment of PENN’s independent registered public accounting firm, (iii) an advisory vote to approve the compensation of Named Executive Officers, (iv) approval of the second amendment to PENN’s 2022 Long-Term Incentive Compensation Plan and (v) approval, on an advisory basis, of a shareholder proposal regarding the commissioning of a report on the effects of a company-wide non-smoking policy.

9 17 CFR § 240.14a-6(a).

10 Id.

11 17 CFR § 240.14a-19.

U.S. Securities and Exchange Commission

May 2, 2025

Applicable Staff Guidance

We note that the Staff has provided guidance on analogous circumstances involving a potential dispute under state law between a registrant and a dissident shareholder with respect to director nominations. Question 139.05 of the Compliance and Disclosure Interpretations for the Proxy Rules and Schedule 14A/14C (the “C&DI”) provides guidance in a circumstance where (i) a registrant determines that a dissident shareholder’s director nominations do not comply with its advance notice bylaw requirements, (ii) the registrant accordingly excludes the dissident shareholder’s nominees from its proxy card and (iii) the dissident shareholder then initiates litigation challenging the registrant’s determination regarding the validity of the director nominations.

The C&DI confirms that, in such circumstances, a registrant may proceed with its solicitation utilizing a non-universal proxy card provided that the registrant discloses in its proxy statement its determination that the dissident shareholder’s director nominations are invalid, a brief description of the basis for that determination, the fact that the dissident shareholder initiated litigation challenging the determination, and the potential implications (including any risks to the registrant or its shareholders) if the dissident shareholder’s nominations are ultimately deemed to be valid. The C&DI also states that, in the event the dissident shareholder ultimately prevails in such litigation, registrants should discard previously issued proxy cards that excluded the dissident candidate and ensure shareholders have sufficient time to receive and cast their votes on revised universal proxy cards.

The circumstances here are analogous to those described in the C&DI since, in both cases, the registrant has determined under applicable state law that a dissident’s nominee cannot be elected to the Board regardless of whether any shareholders purport to vote in favor of such individual. Although no litigation has to PENN’s knowledge been initiated as of the submission time of this letter, a letter dated April 28, 2025 from HG Vora’s outside counsel to PENN’s outside counsel alleges, among other things, that the Board violated its fiduciary duties under Pennsylvania law by reducing the size of the Board and the number of Class II directors and that PENN violated the federal securities laws and universal proxy rules by omitting the name of a validly nominated candidate, Mr. Clifford.

While PENN believes that these assertions are baseless, the Company will of course comply with the C&DI in all respects in the event litigation is initiated.

2.	Please revise to disclose who recommended Mr. Hartnett and Mr. Ruisanchez to the Board. See Item 407(c)(2)(vii) of Regulation S-K.

Response:

Concurrently with the submission of this letter, PENN has filed Definitive Additional Materials on Schedule 14A disclosing that HG Vora recommended Messrs. Hartnett and Ruisanchez to the Board.

*          *          *          *          *          *

U.S. Securities and Exchange Commission

May 2, 2025

If you have any questions, please do not hesitate to contact me at (212) 403-1057 or ZSPodolsky@wlrk.com or my partner Daniel A. Neff at (212) 403-1218 or DANeff@wlrk.com.

Sincerely yours,
/s/ Zachary S. Podolsky
Zachary S. Podolsky

cc:

Chris Rogers, Executive Vice President, Chief Strategy and Legal Officer and Secretary, PENN Entertainment, Inc.

Daniel A. Neff, Wachtell, Lipton, Rosen & Katz